EXHIBIT 99.47

News Release, regarding presentation of AMD3100 abstracts,
announced November 5, 2004

AnorMED Inc. 200 - 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ABSTRACTS ON ANORMED'S AMD3100 STEM CELL TRANSPLANT DRUG
CANDIDATE ACCEPTED FOR PRESENTATION AT THE AMERICAN
SOCIETY OF HEMATOLOGY CONFERENCE

For Immediate Release:

November 5, 2004

Vancouver, British Columbia – AnorMED Inc. (TSX:AOM) announced today that a number of clinical and preclinical abstracts on AMD3100, a potential new agent in stem cell transplantation for cancer patients, have been accepted for presentation at the American Society of Hematology (ASH) annual meeting being held in San Diego, December 4-7th , 2004.

Stem cell transplantation is a standard medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancers such as multiple myeloma and non-Hodgkin's lymphoma, among others. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient's immune system, is the number of stem cells available for transplant.

AMD3100 is a stem cell mobilizer. AnorMED has reported data from two Phase II studies showing AMD3100 increases the number of stem cells available for collection, can reduce the number of collections performed, and helps cancer patients who would otherwise be unable to undergo a stem cell transplant because they cannot generate an adequate number of cells required for the procedure.

Data reported in the ASH abstracts continue to support that AMD3100 increases the number of stem cells available for transplant, and is well tolerated and generally safe when used in combination with standard stem cell mobilization regimens. Results also indicate that AMD3100 administered 10-11 hours before each collection with standard doses of granulocyte colony stimulating factor (G-CSF) mobilizes more stem cells than G-CSF alone.  The latter is important because a significant number of transplant centers schedule stem cell collections in the morning as the collection process can take up to six hours. All AMD3100 abstracts have been made available on the ASH website at www.hematology.org.

AnorMED has filed a special protocol assessment (SPA) with the FDA for its Phase III protocols. Contingent upon completion of the SPA, the Company plans to initiate these studies early in 2005. AnorMED is conducting an ongoing Phase II program in transplant to evaluate AMD3100 in combination with different stem cell mobilizing regimens including chemotherapy, as well as in cancer patients with Hodgkin's disease in the U.S., Canada and the European Union. Investigator sponsored studies to evaluate AMD3100 as a single agent in allogeneic transplantation are ongoing. Data from over 200 participants, from all clinical studies conducted by AnorMED on AMD3100 to date, show the drug candidate has a good safety profile.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.  Information on AnorMED Inc. is available on the Company's website: www.anormed.com.

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AnorMED ASH Abstracts 2004

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company's business contained in the Company's Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

For further information:

Ms. Elisabeth Whiting, MSc

Sr. Director Corporate Development & Communications

Tel. (604) 532-4667

Cell  (604) 7634682

e-mail : ewhiting@anormed.com

Notes to Editors and Reporters:

Background on Stem Cell Transplant

Approximately 45,000 stem cell transplantations are performed yearly worldwide. Stem cells used to be collected from patients using an invasive procedure called bone marrow transplant.  This technique is now being replaced by a new procedure called peripheral blood stem cell transplant (PBSCT). In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection, patients are given a growth factor (G-CSF -granulocyte colony stimulating factor) that causes stem cells in the body to multiply. The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected.  AMD3100 has been shown to mobilize stem cells, causing them to move out of the bone marrow and into the circulating blood.  When used in combination, AMD3100 and G-CSF work together to generate an increase in the number of stem cells in the bloodstream. In this capacity, AMD3100 increases the stem cells available for collection as well as improve the transplantation procedure by reducing the number of times cells would have to be collected.

Background on AMD3100

AMD3100 is an inhibitor of the CXCR4 chemokine receptor. The CXCR4 receptor is present on white blood cells and among other functions, has been shown to play a key regulatory role in the trafficking and homing of human CD34+ stem cells in the bone marrow.